MANAGEMENT’S RESPONSIBILITY

Management’s Report on Financial Statements and Assessment of Internal Control Over Financial Reporting

Catalyst Paper Corporation’s management is responsible for the preparation, integrity and fair presentation of the accompanying consolidated financial statements and other information contained in this Annual Report. The consolidated financial statements and related notes were prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada, except note 23 which sets out the significant measurement differences had these statements been prepared in accordance with U.S. GAAP, and reflect management’s best judgments and estimates. Financial information provided elsewhere in this Annual Report is consistent with that in the consolidated financial statements.

Management is responsible for designing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for reporting purposes. Internal control over financial reporting include those processes and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately reflect the transactions of the Company;
•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements and footnote disclosures;
•	provide reasonable assurance that receipts and expenditures of the Company are appropriately authorized by the Company’s management and directors; and
•
provide reasonable assurance regarding the prevention or timely detection of an unauthorized use, acquisition or disposition of assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in condition, or that the degree of compliance with policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. Management based this assessment on the criteria for internal control over financial reporting described in the “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of the Company’s internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of our Board of Directors.

Based on this assessment, management determined that, as of December 31, 2006, the Company’s internal control over financial reporting was effective.

The Company’s independent auditor which audited and reported on the Company’s consolidated financial statements has issued an auditors’ report on management’s assessment of internal control over financial reporting.

The Board of Directors is responsible for satisfying itself that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee, which is comprised of eight non-management members of the Board of Directors, provides oversight to the financial reporting process. The Audit Committee meets periodically with management, the internal auditors and the external auditors to review the consolidated financial statements, the adequacy of financial reporting, accounting systems and controls and internal and external auditing functions.

The consolidated financial statements have been reviewed by the Audit Committee, which has recommended their approval by the Board of Directors. These consolidated financial statements have been audited by KPMG LLP, the independent auditors, whose report follows.

Russell J. Horner	Ralph Leverton
President and	Vice-President, Finance
Chief Executive Officer	and Chief Financial Officer

Vancouver, Canada
February 9, 2007

AUDITORS’ REPORT ON FINANCIAL STATEMENTS

To the Shareholders of Catalyst Paper Corporation

We have audited the consolidated balance sheets of Catalyst Paper Corporation ("the Company") as at December 31, 2006 and 2005 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2006, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

(signed) KPMG LLP
Chartered Accountants
Vancouver, Canada

February 9, 2007

AUDITORS’ REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING UNDER STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (UNITED STATES)

To the Shareholders and Board of Directors of Catalyst Paper Corporation

We have audited management's assessment, included in the accompanying Management’s Report on Financial Statements and Assessment of Internal Control Over Financial Reporting, that Catalyst Paper Corporation ("the Company") maintained effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2006, we also have conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated February 9, 2007 expressed an unqualified opinion on those consolidated financial statements.

(signed) KPMG LLP
Chartered Accountants
Vancouver, Canada

February 9, 2007

CONSOLIDATED STATEMENTS OF EARNINGS

(In millions of dollars, except where otherwise stated)

	Years ended December 31,
	2006	2005	2004
Sales	$1,882.5	$1,823.9	$1,878.2
Operating expenses
Cost of sales	1,609.3	1,611.0	1,674.9
Selling, general and administrative	62.2	57.7	50.5
Amortization (note 8)	207.1	180.3	184.1
	1,878.6	1,849.0	1,909.5
Operating earnings (loss)	3.9	(25.1)	(31.3)
Foreign exchange gain (loss) on translation of long-term debt	(0.3)	24.7	53.5
Loss on repayment of long-term debt	-	-	(5.2)
Other income (expense), net	1.8	4.5	1.2
Interest expense, net (note 4)	(73.8)	(75.7)	(74.9)
Earnings (loss) before income taxes and non-controlling interest	(68.4)	(71.6)	(56.7)
Income tax recovery (note 5)	(54.0)	(46.6)	(28.1)
Net earnings (loss) before non-controlling interest	(14.4)	(25.0)	(28.6)
Non-controlling interest (note 3)	(1.5)	(0.6)	-
Net earnings (loss)	$(15.9)	$(25.6)	$(28.6)
Basic and diluted earnings (loss) per share (note 6) (in dollars)	$(0.07)	$(0.12)	$(0.13)
Weighted average common shares outstanding (in millions)	214.6	214.6	214.6

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(In millions of dollars)

	Years ended December 31,
	2006	2005	2004
Retained earnings at beginning of year	$98.8	$124.4	$153.0
Net earnings (loss)	(15.9)	(25.6)	(28.6)
Retained earnings at end of year	$82.9	$98.8	$124.4

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In millions of dollars)

	As at December 31,
	2006	2005
Assets Current assets
Cash and cash equivalents	$35.5	$-
Accounts receivable	277.9	246.7
Inventories (note 7)	245.0	245.7
Prepaids and other	15.4	24.1
	573.8	516.5
Property, plant and equipment (note 8)	2,023.1	2,139.3
Other assets (note 9)	40.8	40.1
	$2,637.7	$2,695.9
Liabilities Current liabilities
Accounts payable and accrued liabilities (note 10)	$293.3	$279.4
Long-term debt (note 11)	854.5	861.9
Other long-term obligations (note 12)	214.7	209.7
Future income taxes (note 5)	243.9	300.9
Deferred credits (note 13)	25.5	24.3
	1,631.9	1,676.2
Shareholders’ Equity
Share capital (note 14)	913.6	913.6
Contributed surplus	9.3	7.3
Retained earnings	82.9	98.8
	1,005.8	1,019.7
	$2,637.7	$2,695.9

Commitments, and Guarantees and indemnities (notes 20 and 21)

Contingent liabilities (note 22)

Subsequent event (note 24)

The accompanying notes are an integral part of the consolidated financial statements.

ON BEHALF OF THE BOARD:

Russell J. Horner	Thomas S. Chambers
Director	Director

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of dollars)

	Years ended December 31,
	2006	2005	2004
Cash flows provided (used) by:
Operations
Net earnings (loss)	$(15.9)	$(25.6)	$(28.6)
Items not requiring (providing) cash
Amortization	183.7	180.3	184.1
Impairment loss on property, plant and equipment (note 8)	23.4	-	-
Future income taxes (note 5)	(56.1)	(51.6)	(31.3)
Increase in other long-term obligations	40.5	24.7	23.5
Foreign exchange loss (gain) on translation of long-term debt	0.3	(24.7)	(53.5)
Loss on repayment of long-term debt	-	-	5.2
Non-controlling interest	1.5	0.6	-
Other	(7.4)	0.8	(10.5)
	170.0	104.5	88.9
Changes in non-cash working capital
Accounts receivable	(35.5)	(9.1)	(18.1)
Inventories	0.7	12.4	(22.2)
Prepaids and other	(0.9)	(6.7)	(0.9)
Accounts payable and accrued liabilities	27.1	(8.1)	16.8
	(8.6)	(11.5)	(24.4)
Cash flows provided by operations	161.4	93.0	64.5
Investing
Additions to property, plant and equipment	(93.2)	(95.2)	(68.0)
Proceeds from sale of property, plant and equipment	3.5	3.5	0.5
Purchase price adjustment (note 18)	4.3	-	26.6
Increase in other assets	(0.4)	(1.3)	(0.9)
Cash flows used by investing activities	(85.8)	(93.0)	(41.8)
Financing
Increase (decrease) in revolving loan	(6.5)	6.4	(12.5)
Issue of long-term debt	-	-	333.1
Repayment of long-term debt	-	-	(266.1)
Premium and expenses on repayment of long-term debt	-	-	(15.0)
Deferred financing costs	-	0.1	(6.2)
Decrease in other long-term obligations	(33.6)	(32.5)	(30.0)
Cash flows provided (used) by financing activities	(40.1)	(26.0)	3.3
Net increase (decrease) in cash and cash equivalents	35.5	(26.0)	26.0
Cash and cash equivalents at beginning of year	-	26.0	-
Cash and cash equivalents at end of year	$35.5	$-	$26.0
Supplemental information:
Income taxes paid	$2.7	$3.9	$4.3
Net interest paid	71.5	75.3	79.0

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BUSINESS SEGMENTS
(In millions of dollars)

	Year ended December 31, 2006
	Specialty Papers	Newsprint	Pulp	Corporate adjustments	Consolidated
Sales to external customers[1]	$918.4	$529.8	$434.3	$-	$1,882.5
Inter-segment sales	-	-	47.2	(47.2)	-
Amortization	94.6	45.8	43.3	-	183.7
Impairment loss on property, plant and equipment (note 8)	0.5	19.1	3.8	-	23.4
Operating earnings (loss)	9.7	6.9	(12.7)	-	3.9
Total assets	1,355.3	737.8	529.5	15.1	2,637.7
Additions to property, plant and equipment	48.4	34.4	10.4	-	93.2

	Year ended December 31, 2005[2]
	Specialty Papers	Newsprint	Pulp	Corporate adjustments	Consolidated
Sales to external customers[1]	$900.5	$529.1	$394.3	$-	$1,823.9
Inter-segment sales	-	-	46.6	(46.6)	-
Amortization	91.0	45.8	43.5	-	180.3
Operating earnings (loss)	24.8	12.3	(62.2)	-	(25.1)
Total assets	1,379.1	738.1	560.2	18.5	2,695.9
Additions to property, plant and equipment	49.3	23.6	22.3	-	95.2

	Year ended December 31, 2004[2]
	Specialty Papers	Newsprint	Pulp	Corporate adjustments	Consolidated
Sales to external customers[1]	$935.3	$553.1	$389.8	$-	$1,878.2
Inter-segment sales	-	-	89.7	(89.7)	-
Amortization	94.6	49.5	40.0	-	184.1
Operating earnings (loss)	1.0	(4.3)	(28.0)	-	(31.3)
Total assets	1,363.1	741.3	619.8	21.7	2,745.9
Additions to property, plant and equipment	28.2	10.1	29.7	-	68.0

[1]	See accompanying note 19 to the consolidated financial statements.
[2]
Effective January 1, 2006, the Company reclassified its containerboard activities to its pulp business segment from its specialty papers business segment to reflect the integrated nature of its pulp and containerboard paper operations. Segment information for prior periods has been reclassified to reflect these changes.

1.	NATURE OF OPERATIONS

Catalyst Paper Corporation, together with its subsidiaries and partnerships (collectively, the “Company”) is a significant newsprint and specialty groundwood paper producer in North America. The Company operates four manufacturing divisions, and one paper recycling division in British Columbia, Canada. The Company operates in three business segments.

Specialty Papers	- Manufacture and sale of groundwood specialty printing paper.
Newsprint	- Manufacture and sale of newsprint.
Pulp	- Manufacture and sale of long and short fibre pulp and containerboard (containerboard was previously referred to as kraft paper).

The segments are managed separately, and all manufacturing facilities are located in British Columbia. Inter-segment sales consist of pulp transfers at cost.

The primary market for the Company’s paper products is North America. The primary markets for the Company’s pulp products are Asia, Australasia, and Europe.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company are expressed in millions of Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These financial statements differ in certain respects from those prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). These measurement differences are described in note 23 “Reconciliation of Canadian and United States generally accepted accounting principles”.

(a)	Basis of consolidation

The consolidated financial statements include the accounts of the Company and, from their respective dates of acquisition of control or formation, its wholly owned subsidiaries and partnerships. In addition, the consolidated financial statements include the accounts of the Company’s joint venture, Powell River Energy Inc. (“PREI”), a variable interest entity. All inter-company transactions and amounts have been eliminated on consolidation.

(b)	Variable interest entities

Variable interest entities (“VIE”) are entities in which equity investors do not have a controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. The Company consolidates the accounts of variable interest entities where it has been determined that the Company is the primary beneficiary, defined as the party that receives the majority of the expected residual returns and/or absorbs the majority of the entity’s expected losses.

(c)	Use of estimates

The consolidated financial statements have been prepared in conformity with Canadian GAAP, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. On an ongoing basis, management reviews its estimates, including those related to environmental and legal liabilities, impairment of long-lived assets, pension and post-retirement benefits, bad debt and doubtful accounts and income taxes, based on currently available information. Actual amounts could differ from estimates.

(d)	Revenue recognition

The Company recognizes revenues upon shipment when the significant risks and rewards of ownership are transferred to the customer. Title to products is typically transferred to the customers at the time of shipment, and payment is based on agreed prices and credit terms contained in sales invoices. Customers have no contractual right of return.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

(e)	Translation of foreign currencies

The majority of the Company’s sales are denominated in foreign currencies, principally U.S. dollars. Revenue and expense items denominated in foreign currencies are translated at exchange rates prevailing during the period. Monetary assets and liabilities denominated in foreign currencies are translated at the period-end exchange rates. Non-monetary assets and liabilities are translated at exchange rates in effect when the assets are acquired or the obligations are incurred. Foreign exchange gains and losses are reflected in net earnings (loss) for the period.

(f)	Derivative financial instruments

The Company uses derivative financial instruments in the management of foreign currency, interest rate and commodity price exposures. The Company’s policy is to use derivatives for managing existing financial exposures and not for trading or speculative purposes. The Company uses hedge accounting to account for the derivative financial instruments designated as hedging instruments, and the fair value method to account for derivative financial instruments not designated as hedging instruments. In order for a derivative to qualify for hedge accounting, the Company designates the hedge relationship and formally documents at its inception, the particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how effectiveness is assessed. Risk management strategies and relationships are assessed on an on-going basis to ensure each derivative instrument is effective in accomplishing the objective of offsetting either changes in the fair value or cash flow attributable to the exposure being hedged both at inception and over the term of the hedging relationship.

Realized and unrealized gains or losses associated with hedging instruments are recognized in earnings in the same period the hedged item is recognized. Realized and unrealized gains or losses when hedging instruments have ended or ceased to be effective prior to their maturity are deferred and recognized in earnings concurrently with the recognition of the item being hedged.

Foreign exchange exposure to foreign currency revenue and related receivables, primarily in U.S. currency, is managed through the use of foreign exchange forward contracts and options to sell foreign currencies. Realized foreign exchange translation gains and losses from transactions formally designated as hedges are recognized concurrently with the hedged revenue in “Sales”. Instruments for which hedge accounting does not apply are included in “Prepaids and other” or “Accounts payable and accrued liabilities” on the consolidated balance sheet at their fair value. Gains and losses, both realized and unrealized, from such instruments that are not designated as hedges are recorded in “Sales”.

Price risk associated with the sale of products or purchase of certain inputs, primarily oil and gas, is managed from time to time through the use of commodity swaps. Realized gains and losses from transactions formally designated as hedges are recognized concurrently with the hedged item in “Sales” or “Cost of sales”. Instruments that are not designated as hedges are included in “Prepaids and other” or “Accounts payable and accrued liabilities” on the consolidated balance sheet at their fair value. Changes in fair value are recognized in “Sales” or “Cost of sales”.

Foreign currency exposure on long-term debt denominated in U.S. currency is managed through the use of forward contracts and options to purchase U.S. dollars. These instruments are reported under “Other assets” or “Other long-term obligations” on the consolidated balance sheet at their fair value with changes in fair value recognized in “Foreign exchange gain (loss) on translation of long-term debt”, offsetting the respective translation gains and losses on the underlying foreign currency long-term debt.

Exposure to interest rates on long-term debt is managed through the use of interest swaps. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. Settlement amounts under interest swap agreements formally designated as hedges are recognized in “Interest expense, net”, offsetting the interest expense otherwise incurred.

Price risk associated with the price of NBSK pulp is managed through the use of commodity swap agreements. These contracts are not designated as hedging instruments for accounting purposes, and are reported at fair value in “Prepaids and other” or “Accounts payable and accrued liabilities” on the consolidated balance sheet. Changes in fair value are recognized in “Sales”.

Cash flows from derivative financial instruments that are designated as hedges and for which hedge accounting does not apply are classified in “Operations” on the consolidated statement of cash flows consistent with the hedged transaction.

(g)	Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of less than three months and are presented at cost, which approximates market value.

(h)	Inventories

Inventories other than supplies which are valued at cost, are valued at the lower of average cost and net realizable value.

(i)	Property, plant and equipment

Property, plant and equipment are stated at cost, which includes capitalized interest during construction, less accumulated amortization, including asset impairment charges.

Buildings, machinery and equipment are amortized on a straight-line basis at rates that reflect estimates of the economic lives of the assets. The rates for major classes of assets are:

Buildings	2.5 − 5.0%
Pulp and paper machinery and equipment	5.0%

During periods of major production interruption, an obsolescence amount of 10% of normal amortization is charged on manufacturing equipment.

No amortization is charged on capital projects during the period of construction. Start-up costs incurred in achieving normal operating capacity on major capital projects are deferred and amortized over a five-year period.

(j)	Impairment of long-lived assets

Long-lived assets are tested for recoverability when events or changes in circumstances indicate their carrying value may not be recoverable. A long-lived asset is potentially not recoverable when its carrying value is greater than the sum of its undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss, if any, is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value.

(k)	Environmental costs

Environmental expenditures are expensed or capitalized depending upon their future economic benefit. Expenditures that prevent future environmental contamination are capitalized as part of “Property, plant and equipment”, and amortization is subsequently charged to earnings over the estimated future benefit period of the assets. Expenditures that relate to an existing condition caused by past operations are expensed. Liabilities are recorded on an undiscounted basis when rehabilitation efforts are likely to occur and the costs can be reasonably estimated.

(l)	Asset retirement obligations

Asset retirement obligations are recognized at fair value in the period in which the Company incurs a legal obligation associated with the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit-adjusted risk-free interest rate.

The Company’s obligations for the proper removal and disposal of asbestos products in the Company’s mills meet the definition of a conditional asset retirement obligation. That is, the Company is subject to regulations that are in place to ensure that asbestos fibres do not become friable, or loose. The regulations require that friable asbestos be repaired or removed in accordance with the regulations.

The Company’s asbestos can generally be found on steam and condensate piping systems throughout its facilities, as well as in transite cladding on buildings and in building insulation. As a result of the longevity of the Company’s mills, due in part to the Company’s maintenance procedures, and the fact that the Company does not have plans for major changes that would require the removal of asbestos, the timing of the removal of asbestos in the Company’s mills is indeterminate. As a result, the Company is currently unable to estimate the fair value of its asbestos removal and disposal obligation.

(m)	Deferred financing costs

Deferred financing costs are included in “Other assets” on the consolidated balance sheet and represent the issuance costs of the Company’s long-term debt. Related amortization is included in “Interest expense, net” on a straight-line basis over the term of the debt.

(n)	Share issue costs

Direct costs of issuing shares, net of income tax recoveries thereon, are applied to reduce the value of consideration assigned to such shares.

(o)	Stock-based compensation and other stock-based payments

The Company uses the fair-value based method of accounting for stock-based payments to key officers and directors and for stock options granted to its employees. Under the fair-value based method, compensation cost is measured at fair value at the date of grant, and is expensed over the award’s vesting period. Any consideration paid by plan participants on the exercise of share options or the purchase of shares is credited to “Share capital” together with any related stock-based compensation expense.

Deferred share units (“DSU”) settleable in cash are amortized over their vesting periods and remeasured at each reporting period, until settlement, using the quoted market value. DSUs are accounted for as compensation expense and recorded in “Accounts payable and accrued liabilities”.

(p)	Income taxes

Income taxes are accounted for using the liability method. Future income tax assets and liabilities are based on temporary differences (differences between the accounting basis and the tax basis of the assets and liabilities) and non-capital loss carry-forwards and are measured using the enacted or substantively enacted tax rates and laws expected to apply when these differences reverse. Future tax benefits, including non-capital loss carry-forwards, are recognized to the extent that realization of such benefits is considered more likely than not. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the period that substantive enactment occurs.

(q)	Deferred credits

Deferred credits represent the excess of amounts assigned to future income tax assets for tax losses acquired in other than business combinations over the consideration paid. Deferred credits are amortized to “Income tax recovery” in the consolidated statement of earnings during the period that the acquired tax asset is utilized.

(r)	Employee future benefits

Pensions and other employee future benefits

The estimated cost for pensions and other employee future benefits provided to employees by the Company is accrued using actuarial techniques and assumptions during the employees’ active years of service. These plans include funded and unfunded defined benefit plans and defined contribution plans. The net periodic benefit cost includes:

-	the cost of benefits provided in exchange for employees’ services rendered during the year
-	the interest cost of benefit obligations
-	the expected long-term return on plan assets based on the fair value for all asset classes
-	gains or losses on settlements or curtailments
-
the straight-line amortization of past service costs and plan amendments over the average remaining service period of the active employee group covered by the plans as of the date such costs are first recognized, unless there are no active employees or the period is less than five years, in which case such costs are amortized over five years and

-
the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of year over the average remaining service period of the active employee group covered by the plans, unless there are no active employees or the period is less than five years, in which case such costs are amortized over five years.

The defined benefit plan obligations are determined in accordance with the projected benefit method prorated on services.

(s)	Earnings per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) for the period by the weighted average shares outstanding during the reporting period. Diluted earnings (loss) per share is computed using the treasury stock method. When the effect of options and other securities convertible into common shares is anti-dilutive, including when the Company has incurred a loss for the period, basic and diluted loss per share are the same.

(t)	Comparative figures

Certain comparative figures disclosed in the consolidated financial statements have been reclassified to conform with the presentation adopted for the current year.

3.	VARIABLE INTEREST ENTITIES

The Company consolidates 100% of Powell River Energy Inc. (“PREI”) in accordance with Accounting Guideline 15, “Consolidation of Variable Interest Entities”. PREI commenced operations February 2001, and consists of an integrated hydroelectric power generating, transmission and distribution system which includes two hydroelectric generating stations that provide power to the Company. The Company purchases 100% of the power generated by PREI. The Company’s 50.0% interest in PREI, prior to January 1, 2005, was accounted for using the proportionate consolidation method.

The Company has limited access to PREI’s assets, which generally takes the form of interest on loans, management fees and earnings distributions based on the Company’s interest in PREI. In addition, creditors of PREI have recourse limited to the assets in PREI.

The Company has identified two other potential VIEs, but has not been able to obtain the financial information necessary to evaluate whether the entities are VIEs, or if the entities are VIEs, whether the Company is the primary beneficiary. The two potential VIEs are private entities and, as such, are unwilling to share financial information with the Company. The potential VIEs are related to each other, and together they provide the Company with warehousing services for a large portion of the Company’s paper products. The Company first contracted with these entities in 1999. The amounts paid to these entities are not significant relative to the Company’s total distribution costs.

The Company has entered into a building lease agreement with one of the potential VIEs whereby it has agreed to continue making the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor is no longer able to meet its contractual obligations. As at December 31, 2006, the principal amount of the mortgage was $11.9 million. This agreement does not increase the Company’s liability beyond the obligation under the building lease.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

4.	INTEREST EXPENSE, NET

The components of interest expense, net, for the years ended December 31 were as follows:

	2006	2005	2004
Interest on long-term debt	$72.5	$76.8	$78.6
Fixed-to-floating interest rate swaps	(1.2)	(3.9)	(6.8)
Amortization of deferred financing costs	2.9	3.0	3.7
Capitalized interest	-	-	(0.3)
Interest income	(1.3)	(0.9)	(0.4)
Other	0.9	0.7	0.1
	$73.8	$75.7	$74.9

5.	INCOME TAXES

The components of income tax recovery for the years ended December 31 were as follows:

	2006	2005	2004
Current	$2.1	$5.0	$3.2
Future	(33.2)	(37.4)	(31.3)
Release of future taxes related to reduction in corporate income tax rates	(22.9)	(14.2)	-
	$(54.0)	$(46.6)	$(28.1)

The reconciliation of income taxes calculated at the statutory rate to the actual income tax provision for the years ended December 31 was as follows:

	2006		2005		2004
Income tax recovery at Canadian statutory income tax rates	$(23.3)	34.1%	$(24.9)	34.8%	$(20.1)	35.5%
Increase (decrease) in income taxes for:
Non-taxable income and expenses	0.8	(1.2)	(2.5)	3.5	(8.1)	14.3
Difference in foreign tax rate	(1.8)	2.6	(2.0)	2.8	(2.3)	4.0
Release of future income taxes related to reduction in corporate income tax rates	(22.9)	33.5	(14.2)	19.8	-	-
Change in the future income tax estimate	(4.5)	6.6	-	-	-	-
Adjustment to deferred credits	1.0	(1.4)	(5.0)	7.0	-	-
Large corporations tax	(0.3)	0.4	3.5	(4.9)	4.3	(7.6)
Other	(3.0)	4.4	(1.5)	2.1	(1.9)	3.3
Income tax recovery	$(54.0)	79.0%	$(46.6)	65.1%	$(28.1)	49.5%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

The tax effects of temporary differences that give rise to significant future tax liabilities (assets) were as follows at December 31:

	2006	2005
Future income tax liabilities
Property, plant and equipment	$396.1	$486.0
Other	92.6	90.4
	488.7	576.4
Future income tax assets
Non-capital loss carry-forwards	(179.4)	(203.2)
Employee future benefits	(60.7)	(64.3)
Other	(10.5)	(13.9)
	(250.6)	(281.4)
Valuation allowance	5.8	5.9
	(244.8)	(275.5)
Net future income tax liability	$243.9	$300.9

6.	EARNINGS PER SHARE

The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	2006	2005	2004
Net earnings (loss) reported	$(15.9)	$(25.6)	$(28.6)
Weighted average shares used in computation of basic earnings per share (in millions)	214.6	214.6	214.6
Weighted average shares from assumed conversion of dilutive options (in millions)	-	-	-
Weighted average shares used in computation of diluted earnings per share (in millions)	214.6	214.6	214.6
Basic and diluted earnings (loss) per share (in dollars)	$(0.07)	$(0.12)	$(0.13)

7.	INVENTORIES

The components of inventories were as follows at December 31:

	2006	2005
Specialty papers	$44.4	$48.9
Newsprint	27.0	23.5
Pulp	26.2	25.0
Total finished goods and work in progress	97.6	97.4
Wood chips, pulp logs and other raw materials	33.0	36.1
Operating and maintenance supplies	114.4	112.2
	$245.0	$245.7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

8.	PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment were as follows at December 31:

	2006
	Cost	Accumulated amortization	Net book value
Buildings and land
Specialty papers and newsprint	$471.4	$158.4	$313.0
Pulp	116.4	54.0	62.4
Machinery and equipment
Specialty papers and newsprint	2,518.9	1,181.4	1,337.5
Pulp	881.1	570.9	310.2
	$3,987.8	$1,964.7	$2,023.1

	2005
	Cost	Accumulated amortization	Net book value
Buildings and land
Specialty papers and newsprint	$474.3	$149.7	$324.6
Pulp	115.9	50.5	65.4
Machinery and equipment
Specialty papers and newsprint	2,435.2	1,040.3	1,394.9
Pulp	884.6	530.2	354.4
	$3,910.0	$1,770.7	$2,139.3

During the first quarter of 2006, the Company undertook an operational review of its Port Alberni No. 3 paper machine and ancillary assets. Based on this review, the Company decided to permanently close this previously idled paper machine. In accordance with the CICA Handbook Section 3063, “Impairment of Long-Lived Assets,” the Company determined that the carrying value of this paper machine and ancillary assets was not recoverable and, accordingly, recorded an impairment loss to write down the machine assets to their estimated fair value. The Company recorded an impairment loss of $19.1 million in its newsprint segment as an amortization expense in the year ended December 31, 2006. The estimated fair value of these assets was based on the present value of the estimated asset proceeds net of dismantling and selling costs.

In addition, the Company recorded an impairment loss of $4.3 million during the current year on assets that were previously idled and where the Company determined the assets would not be used again in the future. The impairment loss is included in amortization expense. The estimated fair value of these assets was based on the present value of the estimated asset proceeds net of dismantling and selling costs.

During 2006, no interest amount was capitalized in connection with capital projects (2005 - $nil).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

9.	OTHER ASSETS

The components of other assets were as follows at December 31:

	2006	2005
Deferred financing costs	$14.9	$18.3
Non-controlling interest (note 3)	15.5	16.4
Deferred charges and other	10.4	5.4
	$40.8	$40.1

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The components of accounts payable and accrued liabilities were as follows at December 31:

	2006	2005
Trade accounts payable	$150.8	$142.9
Accrued payroll and related liabilities	85.1	82.5
Pension plans (note 16)	4.5	11.6
Post-retirement benefit plans (note 16)	6.3	5.5
Accrued interest	10.6	10.8
Other	36.0	26.1
	$293.3	$279.4

11.	LONG-TERM DEBT

The Company’s long-term debt, all of which matures beyond one year, was as follows at December 31:

	2006	2005
Recourse
Senior notes, 8.625% due June 2011 (US$400.0 million)	$468.7	$469.4
Senior notes, 7.375% due March 2014 (US$250.0 million)	291.3	291.5
	760.0	760.9
Revolving operating facility of up to $350.0 million due July 2009	-	6.5
	760.0	767.4
Non-recourse (PREI)
First mortgage bonds, 6.387% due July 2009	75.0	75.0
Subordinated promissory notes	19.5	19.5
	94.5	94.5
	$854.5	$861.9

In 2006, the maturity of the $350.0 million revolving operating facility (the “Facility”) was extended by one year, to July 2009. Borrowings under the Facility bear interest at a rate based on Canadian dollar banker’s acceptance/prime or U.S. dollar LIBOR/base rates, plus a margin that varies with the Company’s credit rating. The interest rates on borrowings under the Facility averaged 7.3% in 2006 (2005 - 5.1%). A commitment fee at a percentage of the margin applies to the undrawn portion of the Facility. Substantially all of the assets of the Company are pledged as security under the Facility. Its availability is determined by a borrowing base which is calculated based on accounts receivable and inventory balances, and includes covenants to maintain the funded debt/capitalization ratio below 60%, secured debt/capitalization ratio below 30% and shareholders’ equity above $779.3 million as at December 31, 2006. At December 31, 2006, the Company’s Shareholders’ equity was $1,005.8 million (2005 - $1,019.7 million). The Company’s Facility was undrawn at December 31, 2006 and after outstanding letters of credit of $26.4 million, $323.6 million was available to the Company. An interest coverage covenant is applicable in certain circumstances if the Company incurs secured debt other than under the Facility. As of December 31, 2006, no such debt has been incurred. The Company’s net debt to net capitalization rate as at December 31, 2006 was 45% (2005 - 46%).

The indentures and agreements governing the Company’s senior notes and the Facility contain customary restrictive covenants, including restrictions on incurring additional indebtedness, certain payments including dividends and investments in other persons, the creation of liens, sale and leaseback transactions, certain amalgamations, mergers, consolidations and the use of proceeds arising from certain sales of assets and certain transactions with affiliates. At December 31, 2006 and 2005, the Company was in compliance with the covenants under both its Facility and senior notes. The Company’s Consolidated Fixed Charge Coverage Ratio (“CFCC Ratio”) under the senior note indentures calculated on a 12-month trailing average, was 3.0:1 at December 31, 2006 (2005 - 2.0:1). In the event that the CFCC Ratio is below 2.0:1, the Company is limited in the amount of additional debt it may incur beyond drawings under the Facility or other debt as permitted under the senior notes. Also, the Company’s restricted payments basket under the 8.625% and 7.375% senior notes was negative $72.5 million and negative $47.5 million, respectively, as at December 31, 2006 (2005 - negative $69.1 million and negative $44.1 million, respectively), as a result of accumulated losses in recent years. Under the senior notes covenants, the Company cannot pay dividends unless the balances in these baskets are positive.

Scheduled long-term debt repayments

	Recourse debt	Non-recourse debt
2007	$-	$-
2008	-	-
2009	-	75.0
2010	-	-
2011	468.7	-
Thereafter	291.3	19.5
	$760.0	$94.5

Fair value of long-term debt

The following estimated fair values of the Company’s long-term debt at December 31 have been determined based on management’s best estimate of the fair value to refinance debt with similar terms at the respective year-end dates:

	2006	2005
Recourse	$745.1	$706.1
Non-recourse	96.5	97.3
	$841.6	$803.4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

12.	OTHER LONG-TERM OBLIGATIONS

The components of other long-term obligations were as follows at December 31:

	2006	2005
Pension plans (note 16)	$30.4	$27.8
Other post-retirement benefit plans (note 16)	156.8	143.8
Forward foreign currency contracts hedging long-term debt	4.2	25.2
Deferred gain on termination of interest rate swaps	-	1.1
Environmental, remedial and other	23.3	11.8
	$214.7	$209.7

13.	DEFERRED CREDITS

Continuity of deferred credits for the years ended December 31 was as follows:

	2006	2005
Beginning of year	$24.3	$27.5
Net price adjustment related to acquired tax losses	1.4	2.4
Adjustment related to utilization of acquired tax losses	1.0	(5.0)
Adjustment resulting from reduction in corporate income tax rates	(1.2)	(0.6)
End of year	$25.5	$24.3

In prior years, the Company acquired from wholly owned subsidiaries of Fletcher Challenge Limited (“FCL”), a major shareholder up to July 28, 2000, companies with available tax losses. The purchase price of these companies is subject to adjustment under certain conditions. In 2006, the Company recorded an adjustment of $1.4 million, net of taxes of $0.2 million on the interest component (2005 - net $2.4 million), reflecting a reduction to the purchase price.

14.	SHARE CAPITAL

(a)	Authorized

The Company is authorized to issue 100,000,000 preferred shares and an unlimited number of common shares.

(b)	Issued and outstanding

	2006		2005
	Shares	$	Shares	$
Issued and outstanding:
Common shares	214,604,120	913.6	214,604,120	913.6

15.	STOCK-BASED COMPENSATION PLANS

(a)	Stock option plans

The Company has an employee share option plan (the “Plan”) for its key officers, directors and employees. Options granted prior to January 31, 2003, have a term of five years and the options granted thereafter have a term of ten years. These options are exercisable as to one-third on and after the first anniversary date, as to two-thirds on and after the second anniversary date and as to all on and after the third anniversary date, unless the market price of the common shares exceeds a specified acceleration price, in which case all of the options are exercisable at that date. Market price is determined by the weighted average price per share for all sales of the shares on the Toronto Stock Exchange (“TSX”) during the ten consecutive trading days preceding the date on which a determination of Market Price is required under the Plan. The Plan provides for the issuance of up to a maximum of 10.0 million common shares.

The Company applies the fair value method for recording share options granted to directors, officers and employees. Under the fair value method, compensation cost is measured at fair value at the date of grant, and is expensed over the award’s vesting period. For the year ended December 31, 2006, the Company recorded $2.0 million as an expense for the stock-based compensation plans (2005 - $2.2 million; 2004 - $2.5 million).

The fair value of share options was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2006	2005	2004
Risk-free interest rate	4.0%	3.7%	4.5%
Annual dividends per share	Nil	Nil	Nil
Expected stock price volatility	30.6%	30.3%	28.3%
Expected option life (in years)	4.0	4.0	4.0
Average fair value of options granted (in dollars)	$1.02	$1.11	$1.50

Changes in the number of options outstanding during the years ended December 31, were as follows:

	2006		2005		2004
	Number of options	Weighted average exercise price (in dollars)	Number of options	Weighted average exercise price (in dollars)	Number of options	Weighted average exercise price (in dollars)
Beginning of year	8,409,500	$5.00	5,951,333	$5.62	4,495,500	$6.07
Granted	1,836,000	3.37	2,886,000	3.58	1,637,500	4.39
Exercised	-	-	-	-	-	-
Expired or cancelled	(2,074,500)	6.08	(427,833)	4.14	(181,667)	5.67
End of year	8,171,000	$4.35	8,409,500	$5.00	5,951,333	$5.62

The following table summarizes information about stock options outstanding and exercisable at December 31, 2006:

	Options Outstanding			Options Exercisable
Exercise prices	Number of options	Weighted average remaining option life (years)	Weighted average exercise price (in dollars)	Number of options	Weighted average exercise price (in dollars)	Accelerated price (in dollars)
$7.13	830,500	0.1	$7.13	830,500	$7.13	$10.00
5.25	1,536,000	0.8	5.25	1,536,000	5.25	7.54
5.81	20,000	1.1	5.81	20,000	5.81	8.35
4.39	1,358,333	7.1	4.39	905,554	4.39	6.30
3.62	2,310,167	8.0	3.62	770,056	3.62	5.20
3.18	220,000	8.5	3.18	73,333	3.18	4.57
3.31	60,000	8.6	3.31	20,000	3.31	4.75
3.39	1,532,000	9.1	3.39	-	3.39	4.87
3.29	304,000	9.3	3.29	-	3.29	4.72
	8,171,000	5.9	$4.35	4,155,443	$5.09	$7.27
(b)	Deferred share unit plan

The Company has established a deferred share unit (“DSU”) plan for its directors. Under the terms of this plan, directors may elect to receive their annual remuneration in DSUs, cash or a combination thereof. Each DSU initially has a value equivalent to the Company’s weighted average share price on the TSX, during the ten consecutive trading days prior to the issuance date of the DSU. A director’s DSU account is credited with dividend equivalents in the form of additional DSUs when dividends are paid on common shares. A director may elect the date of redemption by filing an irrevocable written election with the Company no later than December 15 of the calendar year commencing immediately after the director’s termination date. The value shall be paid by the Company as a lump sum in cash, equal to the fair value of the notional underlying common shares plus accrued dividend equivalents at that date, after deduction of applicable taxes and other source deductions required to be withheld. In 2006, the Company recognized $0.9 million in expense (2005 - $0.6 million) related to DSUs. As at December 31, 2006, 448,533 DSUs were outstanding under this plan (2005 - 320,982 DSUs) and approximately $1.5 million was payable (2005 - $1.0 million).

16.	EMPLOYEE FUTURE BENEFITS

Description of benefit plans

The Company maintains pension benefit plans for all salaried employees, which include defined benefit and defined contribution segments. Employees hired subsequent to January 1, 1994, enroll in the defined contribution segment.

The defined benefit segment provides a pension based on years of service and earnings. For the defined contribution segment, the Company’s contributions are based on a percentage of an employee’s earnings with the Company’s funding obligations being satisfied upon crediting contributions to an employee’s account.

The Company also maintains pension benefits for hourly employees that are not covered by union pension plans.

The Company provides other benefit plans consisting of provincial medical plan premiums, extended health care and dental benefits to eligible retired employees and their dependents. Assumed health care trend rates have a significant effect on the amounts reported for the post-retirement medical plans.

Total cash payments

Total cash payments for employee future benefits for the year ending December 31, 2006, consisting of cash contributed by the Company to its funded pension plans, cash payments directly to beneficiaries for its unfunded benefit plans and cash contributed to its defined contribution plans, was $33.9 million (2005 - $32.3 million).

Defined benefit plan

The Company measures the fair value of plan assets and the accrued benefit obligations for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the majority of pension plans for funding purposes was as of December 31, 2003, and the next required valuation will be as of December 31, 2006.

Change in accrued defined benefit plan obligation

The following table represents the change in the accrued benefit obligation as determined by independent actuaries:

	Pension benefit plans		Other benefit plans
	2006	2005	2006	2005
Accrued benefit obligations at beginning of year	$364.9	$335.4	$216.8	$178.2
Service cost for the year	6.9	5.4	5.6	4.2
Interest cost	17.8	19.4	10.9	10.7
Employee contributions	0.4	0.4	-	-
Benefit payments	(27.7)	(26.9)	(6.1)	(5.2)
Actuarial loss (gain) and other adjustments	14.2	31.2	0.4	28.9
Accrued benefit obligations balance at end of year	$376.5	$364.9	$227.6	$216.8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

Change in fair value of defined benefit plan assets

The following table represents the change in the fair value of assets of the defined benefit plans:

	Pension benefit plans		Other benefit plans
	2006	2005	2006	2005
Fair value of defined benefit plan assets at beginning of year	$250.8	$233.3	$0.2	$-
Actual return on plan assets	37.7	21.4	-	-
Employee contributions	0.4	0.4	-	-
Company contributions	22.3	22.3	6.1	5.3
Other	-	0.3	-	-
Benefit payments	(27.7)	(26.9)	(6.3)	(5.1)
Fair value of defined benefit plan assets at end of year	$283.5	$250.8	$-	$0.2

The asset allocation for the Company’s defined benefit pension plans, by asset category, was as follows:

Plan assets at December 31,	2006	2005

Equity securities	59.4%	59.3%
Fixed income securities	40.6%	40.7%
Total	100.0%	100.0%

Reconciliation of the funded status of the benefit plans to the amounts in the consolidated balance sheets

The following table presents the difference between the fair value of the defined benefit pension assets and the actuarially determined accrued benefit obligations as at December 31, 2006 and 2005. This difference is also referred to as either the deficit or surplus, as the case may be, or the funded status of the plans.

The table also reconciles the amount of the surplus or deficit (funded status) to the accrued benefit obligation in the consolidated balance sheets. This difference between the funded status and the obligation recognized in the consolidated balance sheets, in accordance with Canadian GAAP, represents the portion of the surplus or deficit not yet recognized for accounting purposes. Deferred recognition is a key element of the Canadian GAAP pension accounting. This approach allows for a gradual recognition of changes in accrued benefit obligations and fund performance over the expected average remaining service life of the employee group covered by the plans.

As at December 31, 2006, there was a total funding deficit of $93.0 million (2005 - $114.1 million) in the Company’s various defined benefit pension plans. Of this amount, $39.9 million (2005 - $69.7 million) related to funded defined benefit pension plans and $53.1 million (2005 - $44.4 million) to “pay-as-you-go” unfunded defined benefit pension plans. In addition, the Company has other “pay-as-you-go” post-retirement benefit plans, consisting of group health care and life insurance, which had a deficit of $227.6 million at December 31, 2006 (2005 - $216.6 million).

	Pension benefit plans		Other benefit plans
	2006	2005	2006	2005
Accrued benefit obligation at end of year	$376.5	$364.9	$227.6	$216.8
Fair value of plan assets at end of year	283.5	250.8	-	0.2
Funded status-deficit	(93.0)	(114.1)	(227.6)	(216.6)
Unrecognized past service costs	0.1	0.2	(1.9)	(2.1)
Unrecognized actuarial losses	59.8	74.7	66.4	69.4
Accrued benefit obligation recognized in the consolidated balance sheets	$(33.1)	$(39.2)	$(163.1)	$(149.3)

Classification of accrued obligations

The accrued benefit obligation is included in the Company’s balance sheet as follows:

	Pension benefit plans		Other benefit plans
	2006	2005	2006	2005
Other assets	$1.8	$0.2	$-	$	−
Accounts payable and accrued liabilities	(4.5)	(11.6)	(6.3)		(5.5)
Other long-term obligations	(30.4)	(27.8)	(156.8)		(143.8)
	$(33.1)	$(39.2)	$(163.1)		$(149.3)

Components of net periodic benefit cost recognized in the year

Pension benefit plans	2006	2005	2004
Defined benefit costs
Service cost for the year	$6.9	$5.4	$4.5
Interest cost	17.8	19.4	19.8
Actual return on assets	(37.7)	(21.4)	(23.9)
Actuarial (gain)/loss	14.2	31.2	9.0
Difference between actual and expected return	20.3	4.6	7.8
Difference between actual and recognized actuarial (gain)/loss	(7.7)	(28.5)	(5.7)
Difference between actual and recognized prior service costs	-	0.1	0.2
Amortization of transitional balance	-	0.1	(0.3)
	13.8	10.9	11.4
Defined contribution cost
Service cost for the year	5.5	5.1	5.2
Net periodic benefit cost for pension benefit plans	$19.3	$16.0	$16.6

Other benefit plans	2006	2005	2004
Defined benefit costs
Service cost for the year	$5.6	$4.2	$4.3
Interest cost	10.9	10.7	11.2
Actuarial (gain)/loss	0.4	28.9	(15.2)
Difference between actual and recognized actuarial (gain)/loss	3.0	(27.1)	17.8
Difference between actual and recognized prior service costs	(0.2)	(0.2)	(0.2)
Net periodic benefit cost for other benefit plans	$19.7	$16.5	$17.9

Multi-employer pension plans

Unionized employees of the Company are members of industry-wide pension plans to which the Company contributes a predetermined amount per hour worked by an employee. The pension expense for these plans is equal to the Company’s contribution of $18.0 million in 2006 (2005 - $18.3 million; 2004 - $18.4 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

Significant assumptions

Actuarial assumptions used in accounting for the Company-maintained benefit plans were:

	2006	2005
Benefit obligations at December 31,
Discount rate	5.00%	5.00%
Rate of compensation increase	3.00%	3.00%
Net expense for year ended December 31,
Discount rate	5.00%	6.00%
Rate of compensation increase	3.00%	3.00%
Expected rate of return on plan assets	7.00%	7.25%
Assumed health care cost trend rate at December 31,
Extended health benefits
Initial health care cost trend rate	9.00%	10.00%
Annual rate of decline in trend rate	1.00%	1.00%
Ultimate health care cost trend rate	5.00%	5.00%
Dental benefits
Dental care cost trend rate	4.50%	5.00%
Medical services plan benefits
Premium trend rate	2.00%	2.00%

Sensitivity analysis

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost rates would have the following effects for 2006:

	Other benefit plans
	Increase	Decrease
Total of service and interest cost	$3.6	$(2.8)
Accrued benefit obligation at December 31	$41.6	$(33.0)

17.	FINANCIAL INSTRUMENTS

Derivative financial instruments

The Company uses derivative financial instruments to reduce its exposure to foreign currency and price risk associated with its revenues, energy costs and long-term debt. The Company also uses interest rate swaps to manage its net exposure to interest rate changes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

(a)	Revenue risk management instruments

Foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:

	Options
	Purchased options		Sold options		Forward contracts
Term	Notional US$millions	Average rate C$/US$	Notional US$millions	Average rate C$/US$	Notional US$millions	Average rate C$/US$
As at December 31, 2006
0 to 12 months	$485	1.1073	$205	1.1620	$109	1.1459
13 to 24 months	34	1.1133	32	1.1238	-	-
	$519	1.1077	$237	1.1569	$109	1.1459
As at December 31, 2005
0 to 12 months	$450	1.1930	$232	1.2899	$60	1.1705
13 to 24 months	50	1.1447	-	-	-	-
	$500	1.1881	$232	1.2899	$60	1.1705

Foreign exchange translation gains and losses on the above instruments designated as hedges are recognized concurrently with the hedged revenue in “Sales”. At December 31, 2006, instruments having a notional principal of US$385 million are designated as hedging instruments and instruments of US$243 million are marked to market, where the related gains and losses are recognized as “Sales”. At period-end exchange rates, the net amount the Company would pay to settle the above contracts and options is $3.8 million, of which $6.0 million is included in “Prepaids and other”, $3.0 million is included in “Accounts payable and accrued liabilities”, and the remaining negative $6.8 million is not yet recorded in the financial statements.

At December 31, 2006, commodity swap agreements to fix the sales price on NBSK pulp within the next 12 months are outstanding for 8,800 metric tonnes (mt) at a weighted average PIX price of US$702 per mt. These contracts are not designated as hedging instruments for accounting purposes and are reported at their fair value, which was negative $0.3 million at the end of 2006.

(b)	Cost risk management instruments

Oil and gas contracts outstanding were as follows:

	Oil contracts (Fixed WTI NYMEX price)		Natural gas contracts (Fixed AECO/Sumas price)		Natural gas contracts (Purchased AECO call options)
Term	Barrels (“bbls”) (000’s)	Average rate US$/bbl	MMBTU (millions)	Average rate US$/MMBTU	MMBTU (millions)	Average rate US$/MMBTU
As at December 31, 2006
0 to 12 months	30	$31.55	1.0	$7.54	0.3	$7.16
13 to 36 months	-	-	-	-	-	-
	30	$31.55	1.0	$7.54	0.3	$7.16
As at December 31, 2005
0 to 12 months	20	$23.30	0.2	$6.67	-	$-
13 to 36 months	30	31.55	-	-	-	-
	50	$28.25	0.2	$6.67	-	$-

The above instruments are not designated as hedging instruments for accounting purposes and are reported under “Accounts payable and accrued liabilities” on the balance sheet at their fair value. At period-end contract rates, the net amount the Company would pay to settle these commodity swaps is $0.6 million, all of which is included in “Accounts payable and accrued liabilities” and has been recognized in “Cost of sales”.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

(c)	Long-term debt risk management instruments

The Company is party to forward foreign currency contracts and options to acquire U.S. dollars totalling US$23.0 million over a 5-year period at rates averaging C$/US$1.3486. These instruments are not designated as hedging instruments for accounting purposes and are included in “Other long-term obligations” on the balance sheet at their fair value. Settlements and changes in fair value are recognized in “Foreign exchange gain (loss) on translation of long-term debt”. At period-end exchange rates, the net amount the Company would pay to settle these contracts is $4.0 million.

(d)	Interest rate swaps

The Company has entered into fixed-to-floating interest rate swaps on US$100.0 million, under which it will receive a fixed rate of 7.375%, and pay a floating rate of U.S. six-month LIBOR plus 2.0%. The swaps mature March 1, 2014, although US$30 million are cancellable at the counterparties’ option between March 1, 2009 and March 1, 2014, for premiums which mirror the call premiums on the 7.375% senior notes. These instruments are designated as fair value hedging instruments, with settlement amounts recognized in interest expense. At period-end rates, the net amount the Company would receive to settle these contracts is $1.2 million.

(e)	Credit risk

The Company is exposed to credit risk on accounts receivable from its customers who are mainly in the newspaper publishing, commercial printing and paper manufacturing businesses. The Company manages its credit risk principally through credit policies, which include the analysis of the financial position of its customers and the regular review of their credit limits. The Company also subscribes to credit insurance for a majority of its receivables, and obtains bank letters of credit for some export markets or customers.

The Company is exposed to credit risk with counterparties to the Company’s derivative financial instruments. The credit risk arises from the potential for a counterparty to default on its contractual obligations, and is limited to those contracts where the Company would incur a loss in replacing the defaulted transaction. The Company manages this risk by diversifying through counterparties that are of strong credit quality, normally major financial institutions.

(f)	Fair value

Estimated fair values of financial instruments, which differ from carrying values, were as follows at December 31:

	2006		2005
	Carrying value	Fair value	Carrying value	Fair value
Forward contracts and options hedging future U.S. dollar receipts	$3.0	$(3.8)	$13.1	$23.6
Instruments related to long-term debt risk management
Forward contracts to buy U.S. dollars	(4.2)	(4.0)	(25.2)	(24.3)
Fixed to floating interest swaps	-	1.2	-	0.4

The fair value of options and forward foreign currency contracts is based on mid-market rates from financial institutions.

18.	RELATED PARTY TRANSACTIONS

Related parties include Third Avenue Management LLC (“TAM”), which has control or direction over client accounts holding approximately 38% of the Company’s common shares, effective October 23, 2006. The Company has not undertaken any transactions with TAM during the year ended December 31, 2006.

Related parties also included Norske Skogindustrier ASA (“Norske Skog”), together with its subsidiaries and affiliates, up to February 16, 2006 when Norske Skog disposed of its 29.4% interest in the Company and Norske Skog North America LLC (“NSNALLC”), which was a joint venture between Norske Skog and the Company until the shareholders of NSNALLC announced the dissolution of its U.S. marketing joint venture effective October 1, 2005. After the dissolution, the Company returned to marketing its specialty papers directly to North American customers.

Transactions or balances with these related parties not otherwise disclosed in these financial statements were as follows:

	2006	2005	2004
Norske Skog
Selling, general and administrative	$0.2	$0.1	$0.1
Accounts receivable	-	2.7	-
Norske Skog North America LLC
Commission expenses	-	4.4	4.8
Net loss	-	0.1	0.1
Investment (US$0.5 million)	-	0.8	0.8

The Company has entered into agency and distribution agreements with affiliates of Norske Skog whereby all sales of the Company’s newsprint and specialty papers in certain international markets are effected through affiliates of Norske Skog. For the period ended February 16, 2006, product sales to these affiliates were $13.6 million (2005 - $118.1 million; 2004 - $121.7 million). These transactions are in accordance with normal third-party trade practices.

In prior years, the Company acquired from wholly-owned subsidiaries of FCL (now subsidiaries of Norske Skog), companies with tax losses. The purchase price of these companies is subject to adjustment under certain conditions. At December 31, 2006, there was no outstanding balance with respect to such adjustments (2005 - $2.7 million; 2004 - nil). During 2006, the Company collected $4.3 million in respect of the adjustments. The $4.3 million was comprised of the $2.7 million accounts receivable at December 31, 2005 and a further adjustment and interest totalling $1.6 million.

The Company undertakes certain transactions with companies affiliated with its directors. These transactions are in the normal course of business and are on the same terms as those accorded to third parties. During 2006, the Company paid aggregate fees of approximately $0.4 million (2005 - nil; 2004 - $0.4 million) primarily for legal services to companies affiliated with a director of the Company. The Company charged the costs to “Selling, general and administrative” expenses. The Company also paid $3.9 million (2005 - $1.8 million; 2004 - less than $0.1 million) primarily for chemicals used in the manufacturing process to a company affiliated with an officer and director of the Company. The Company charged these costs to “Cost of sales”.

The Company has advanced interest-free loans to its officers. As at December 31, 2006, the balance outstanding was $0.1 million (2005 - $0.4 million). These loans were issued prior to the enactment of the United States Sarbanes-Oxley Act of 2002, which prohibits such loans effective July 30, 2002. The Company has made no loans to any of its directors or officers since that date.

19.	SEGMENTED INFORMATION

The Company operates in three business segments:

Specialty papers	- Manufacture and sale of groundwood specialty printing paper.
Newsprint	- Manufacture and sale of newsprint.
Pulp	- Manufacture and sale of long and short fibre pulp and containerboard (containerboard was previously referred to as kraft paper).

Effective January 1, 2006, the Company reclassified its containerboard activities to its pulp segment from its specialty papers business segment to reflect the integrated nature of its pulp and containerboard paper operations. Segment information for prior periods has been reclassified to reflect these changes.

The accounting policies of the segments are the same as described in the Summary of Significant Accounting Policies in note 2. Segment performance is evaluated based on operating earnings (loss). Inter-segment sales consist of pulp transfers at cost.

	2006
Sales by shipment destination	Specialty Papers	Newsprint	Pulp	Total
Canada	$104.0	$88.7	$13.9	$206.6
United States	759.3	256.7	37.8	1,053.8
Asia and Australasia	15.6	106.0	201.0	322.6
Latin America	38.5	78.0	55.4	171.9
Europe and Other	1.0	0.4	126.2	127.6
	$918.4	$529.8	$434.3	$1,882.5

	2005
Sales by shipment destination	Specialty Papers	Newsprint	Pulp	Total
Canada	$91.7	$85.2	$19.8	$196.7
United States	743.6	269.3	37.5	1,050.4
Asia and Australasia	24.4	108.1	150.2	282.7
Latin America	39.9	66.1	41.9	147.9
Europe and Other	0.9	0.4	144.9	146.2
	$900.5	$529.1	$394.3	$1,823.9

	2004
Sales by shipment destination	Specialty Papers	Newsprint	Pulp	Total
Canada	$89.8	$80.7	$27.4	$197.9
United States	713.6	283.0	37.0	1,033.6
Asia and Australasia	63.6	115.4	162.8	341.8
Latin America	53.5	74.0	39.3	166.8
Europe and Other	14.8	-	123.3	138.1
	$935.3	$553.1	$389.8	$1,878.2

20.	COMMITMENTS

(a)	The Company has entered into operating leases for property, plant and equipment. The minimum future payments under various operating leases in each of the years ended December 31 are as follows:

2007	$13.1
2008	11.3
2009	10.1
2010	9.2
2011	8.8
Subsequent years	39.5
$92.0

The total lease expense amounted to $13.0 million in 2006 (2005 - $13.8 million; 2004 - $14.5 million).

(b)
The Company has entered into a six-year take-or-pay contract for the purchase of recycled paper used in the production of its paper products. The agreement, effective May 1, 2006, provides for minimum purchase quantities of recycled paper and prices are based on market rates at the beginning of each month. Total purchases in 2006 amounted to $0.9 million. At current market rates, the Company is expected to pay approximately $1.6 million per year for the duration of the contract.

21.	GUARANTEES AND INDEMNITIES

The Company has, over time, provided various indemnities with respect to tax, environment, and employment liabilities, as well as general representations and warranties on sales of portions of its business, acquisitions, and commodity contracts. Significant existing indemnities are as follows:

(a)
The Company sold a portion of its operations in June 2001. In this regard, the Company provided a 10-year environmental indemnity with a maximum liability to the Company of $12.5 million. This liability has subsequently been reduced by expenditures related to certain decommissioning projects. The Company provided a tax indemnity, which continues while the relevant tax years of the indemnified parties remain open to audit. The Company also provided a general indemnity, capped at $5 million, which expired in 2004. The purchaser of the operations has advised the Company that, based on the terms of the purchase and sale agreement, it believes it may be entitled to indemnification under the general indemnity in connection with certain labour matters. The Company is unable to estimate any potential liability under these indemnities as the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. As such, no liability has been recorded for these potential obligations.

(b)
In connection with the acquisition of the paper recycling business in December 2003, the Company has provided indemnities with respect to representations and warranties related to general corporate matters and to the shares that have been issued to the vendors. Liability under these indemnities expires in November 2008, except that the indemnity related to title to the shares does not expire. The Company does not expect any significant claims with respect to these indemnities. The Company has also provided indemnities with respect to general environmental matters under its lease of the land and buildings. The Company has agreed to indemnify the landlord for all costs, claims and damages related to any release by the Company of any hazardous substances on the property or the breach by the Company of its environmental covenants under the lease or any environmental laws. This indemnity is indefinite and survives after the lease is terminated. The Company is not liable for pre-existing environmental conditions.

(c)
The Company has entered a building lease agreement whereby it has agreed to continue making the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor is no longer able to meet its contractual obligations. As at December 31, 2006, the value of the mortgage was $11.9 million (2005 - $13.0 million). This agreement does not increase the Company’s liability beyond the obligation under the building lease.

22.	CONTINGENT LIABILITIES

In the normal course of its business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others. While the final outcome with respect to actions outstanding or pending as at December 31, 2006, cannot be predicted with certainty, the Company believes an adequate provision has been made, or the resolution will not have a material effect on the Company’s consolidated financial position, earnings or cash flows.

Change of Control Agreements

Refer to “Subsequent Event” (note 24) related to the Amended and Restated Change of Control Agreements (“Agreements”) with the Company’s President and Chief Executive Officer and Vice-President Finance and Chief Financial Officer.

The Company has entered into Agreements dated April 28, 2006 with seven other key senior officers of the Company whereby if such senior officers’ employment is terminated by the Company without cause or through constructive dismissal within a two-year period after the change of control date, he or she will be entitled to a two-year termination leave. Under the Agreements, the Company would be obligated to pay approximately $3.7 million with additional pension contributions of $0.4 million. The recent acquisition by TAM of control or direction over an additional 39 million common shares of the Company constitutes a change of control under the Agreements.

Class Action Lawsuits

In early 2004, the European Commission began an investigation into possible anti-competitive practices by certain European paper producers. Shortly after the investigation was announced, the Company and certain of its affiliates were named, together with a number of other paper producers, in several United States class action lawsuits brought by direct and indirect purchasers alleging an ongoing conspiracy to fix prices of magazine and other publication papers. In late 2006, the European Commission reportedly completed its investigation. The Company was also conditionally dismissed from the class action brought against it by direct purchasers. The Company remains a defendant in class actions brought by indirect purchasers. The Company believes there is no merit to the lawsuits with respect to the Company, but will nonetheless continue to incur related costs to defend itself.

23.	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in some respects from U.S. GAAP. The following are the significant differences in accounting principles as they pertain to the consolidated earnings and consolidated balance sheets.

Net earnings adjustments

The following table provides a reconciliation of the net earnings (loss) for the years ended December 31 under Canadian GAAP to U.S. GAAP:

	2006	2005	2004
Net earnings (loss) in accordance with Canadian GAAP	$(15.9)	$(25.6)	$(28.6)
U.S. dollar revenue hedges (a)	(9.4)	(32.4)	(22.8)
U.S. dollar long-term debt hedges (b)	(0.7)	(1.5)	(3.0)
Fixed to floating interest swaps (c)	(0.8)	(3.4)	(5.4)
Commodity swaps (d)	-	(0.3)	(3.3)
Stock based compensation expense	-	-	(0.6)
Income tax impact of above items	1.1	12.8	11.7
Net earnings (loss) in accordance with U.S. GAAP	(25.7)	(50.4)	(52.0)
Other comprehensive income:
Minimum pension liability adjustment, net of future income taxes of $3.6 million (2005 - $7.0 million; 2004 - $1.5 million) (e)	7.9	(14.0)	(2.9)
Reclassification of effective portion of U.S. dollar hedges on de- designation, net of future income taxes of $5.2 million (a)	(11.3)	-	-
Effective portion of U.S. dollar revenue hedges, net of future income taxes of $2.8 million (a) (2005 - $2.4 million)	6.1	4.5	-
Comprehensive income (loss) in accordance with U.S. GAAP	$(23.0)	$(59.9)	$(54.9)
Basic and diluted net earnings (loss) per share in accordance with U.S. GAAP (in dollars)	(0.12)	(0.23)	(0.24)
Basic and diluted weighted average number of shares in accordance with U.S. GAAP (in millions)	214.6	214.6	214.6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

Balance sheet adjustments

The following table provides a reconciliation of the consolidated balance sheet components at December 31 from Canadian GAAP to U.S. GAAP.

	2006	2005
Prepaids and other - Canadian GAAP	$15.4	$24.1
U.S. dollar revenue hedges	(6.1)	10.5
Fixed-to-floating interest swaps	1.2	0.4
Prepaids and other - U.S. GAAP	$10.5	$35.0
Other assets - Canadian GAAP	$40.8	$40.1
Employee future benefits	(1.5)	-
Other assets - U.S. GAAP	$39.3	$40.1
Accounts payable and accrued liabilities - Canadian GAAP	$293.3	$279.4
U.S. dollar revenue hedges	0.7	-
Employee future benefits	(0.1)	-
Accounts payable and accrued liabilities - U.S. GAAP	$293.9	$279.4
Long-term debt - Canadian GAAP	$854.5	$861.9
Fixed-to-floating interest swaps	0.6	0.1
Long-term debt - U.S. GAAP	$855.1	$862.0
Other long-term obligations - Canadian GAAP	$214.7	$209.7
Employee future benefits	121.9	63.8
U.S. dollar long-term debt hedges	(0.2)	(0.9)
Cancelled interest rate swaps	-	(1.1)
Other long-term obligations - U.S. GAAP	$336.4	$271.5
Future income taxes - Canadian GAAP	$243.9	$300.9
Tax effect of employee future benefits adjustment	(40.6)	(22.5)
Tax effect of effective portion of U.S. dollar revenue hedges	(2.1)	2.4
Tax effect of other adjustments	2.6	2.2
Future income taxes - U.S. GAAP	$203.8	$283.0
Shareholders’ equity - Canadian GAAP	$1,005.8	$1,019.7
U.S. dollar revenue hedges	(6.8)	10.5
U.S. dollar long-term debt hedges	0.2	0.9
Fixed-to-floating interest swaps	0.6	1.4
Employee future benefits	(123.3)	(63.8)
Tax effect of employee future benefits adjustment	40.6	22.5
Tax effect of effective portion of U.S. dollar revenue hedges	2.1	(2.4)
Tax effect of other adjustments	(2.6)	(2.2)
Shareholders’ equity - U.S. GAAP	$916.6	$986.6
Accumulated other comprehensive income - Canadian GAAP	$-	$-
U.S. dollar revenue hedges	(0.7)	4.5
Employee future benefits - adoption of FAS158	(49.0)	-
Employee future benefits - minimum pension liability	(33.7)	(41.6)
Accumulated other comprehensive income - U.S. GAAP	$(83.4)	$(37.1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

(a)	U.S. dollar revenue hedges

Under Canadian GAAP, translation gains and losses on foreign currency options and forward contracts to sell foreign currencies that are designated as hedges are recognized concurrently with the hedged revenue in “Sales”. Prior to April 1, 2005, the Company did not designate its revenue contracts as hedges for U.S. GAAP purposes. Effective April 1, 2005, the Company designated certain of its existing revenue contracts as hedges in accordance with criteria under U.S. GAAP and has, prospectively, accounted for them as hedges under U.S. GAAP. For U.S. GAAP purchases, undesignated contracts are recorded at fair value with changes recognized in income. Designated contracts are recorded at fair value with changes in fair value during the period of designation recorded in other comprehensive income, net of tax, until the hedged item is recognized.

(b)	U.S. dollar long-term debt hedges

Under Canadian GAAP, prior to January 1, 2004, the Company designated foreign currency contracts related to its U.S. dollar debt as hedges. The forward premium or discount on forward foreign currency contracts used to hedge the U.S. dollar long-term debt was amortized to interest expense over the term of the forward contract. Effective January 1, 2004, foreign currency contracts related to U.S. dollar debt are not designated as hedges. Under U.S. GAAP, the Company does not account for such contracts as hedges of long-term debt and recognizes the foreign currency contracts on a fair value basis at each reporting period.

(c)	Fixed to floating interest swaps

Under Canadian GAAP, unrealized gains and losses on interest rate swap contracts designated as hedges are not recognized in the financial statements. Under U.S. GAAP, the ineffectiveness of the hedge is quantified, and the ineffective portion of the changes in fair value is recorded in interest expense.

During 2003, the Company terminated prior to their maturity, certain interest rate swap contracts for cash proceeds of $15.9 million. Under Canadian GAAP, the net gain is deferred and is being amortized as a reduction of interest expense based on the U.S. swap curve at the time of termination. Under U.S. GAAP, there is no deferred amount as the fluctuations in the fair value and interest payments are recognized in earnings as they arise.

(d)	Commodity swaps

Under Canadian GAAP, prior to January 1, 2004, the Company accounted for commodity swaps as hedges. Effective January 1, 2004, commodity swaps are not designated as hedges and are recognized at their fair value at each reporting date with changes in fair value in the year included in consolidated net income (loss). Under U.S. GAAP, the Company does not designate commodity swaps as hedges.

(e)	Employee future benefits

Under U.S. GAAP, for years ended December 31, 2006 and prior, if the accumulated benefit obligation exceeds the market value of plan assets, a minimum pension liability for the excess is recognized to the extent that the liability recorded in the balance sheet is less than the minimum liability. Any portion of this additional liability that relates to unrecognized prior service cost is recognized as an intangible asset while the remainder is charged to comprehensive income (loss). Canadian GAAP has no such requirement to record a minimum liability.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans”. This statement requires the recognition of the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability in the balance sheet and changes in that funded status in the year in which the changes occur through comprehensive income. Additional disclosures are also required. These requirements are effective as of the end of the fiscal year ending after December 15, 2006. This statement also requires the measurement of the funded status of a plan as of the balance sheet date, effective for fiscal years ending after December 15, 2008. The company adopted the standard on December 31, 2006 and this resulted in a decrease to other assets of $1.5 million and an increase to other long-term obligations of $69.6 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

(f)	Comprehensive income

Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income”, requires that a company classify items of other comprehensive income in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. The concept of comprehensive income exists under Canadian GAAP, but applies to fiscal years beginning on or after October 1, 2006 and applies to the Company in its 2007 fiscal year.

(g)	Future income taxes

Income taxes for the year ended December 31, 2006 include a release of future income taxes related to the reduction in future federal corporate income tax rate.

(h)	Consolidated cash flows

Under U.S. GAAP, the consolidated cash flows would not be significantly different from the presentation under Canadian GAAP, except that the U.S. GAAP does not allow sub-totals within cash flows provided by operations.

Cash flows associated with hedging instruments are classified in “Operations” on the consolidated statement of cash flows consistent with the hedged transaction.

(i)	Accounting standard issued but not yet implemented

FASB Interpretation (FIN) NO. 48, “Accounting for Uncertainty in Income Taxes” is effective for fiscal years beginning after December 15, 2006. FIN 48 uses a more-likely-than-not threshold to determine recognition in the financial statements of an uncertain tax position. The more-likely-than-not threshold means that a benefit related to an uncertain tax position is recognized only when it is more-likely-than-not that the position will be sustained based on its technical merits and where there is a greater than 50 per cent likelihood that the position would be sustained if challenged by a tax authority. The tax position is measured as the largest amount of benefit that is greater than 50 per cent likely of being realized upon settlement. The unresolved uncertain tax positions must be reassessed at each balance sheet date based on these thresholds. The Company is currently in the process of evaluating the impact of this new accounting standard on its financial position, results of operations and cash flows.

24.	SUBSEQUENT EVENT

On January 15, 2007, the Company’s board of directors announced that it has accepted the resignations of Russell J. Horner, President and Chief Executive Officer, and Ralph Leverton, Vice-President, Finance and Chief Financial Officer, who have elected to exercise the Agreements. The recent acquisition by TAM of control or direction over an additional 39 million common shares of the Company, exceeding a 25% threshold established under the Agreements with the Company, constituted a change of control under the Agreements. Under the terms of the Agreements, Mr. Horner and Mr. Leverton are entitled to receive change of control and pension benefits totalling $4.8 million and $1.6 million, respectively, on the date their employment ends. Mr. Horner’s employment is expected to end following completion by the Company of its annual statutory filings (expected to be mid-February) and Mr. Leverton’s employment is expected to end March 28, 2007.  The Company will record these costs in the first quarter of 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

CONSOLIDATED STATEMENTS OF EARNINGS

(Audited and in millions of dollars)

	Years ended December 31,
	2006	2005	2004	2003	2002
Sales[1]	$1,882.5	$1,823.9	$1,878.2	$1,820.5	$1,704.0
Operating expenses
Cost of sales[1]	1,609.3	1,611.0	1,674.9	1,687.5	1,582.1
Selling, general and administrative	62.2	57.7	50.5	54.7	65.3
Amortization	207.1	180.3	184.1	189.9	178.5
	1,878.6	1,849.0	1,909.5	1,932.1	1,825.9
Operating earnings (loss)	3.9	(25.1)	(31.3)	(111.6)	(121.9)
Foreign exchange gain (loss) on translation of long-term debt	(0.3)	24.7	53.5	58.2	12.3
Write-down of property, plant and equipment	-	-	-	(14.2)	-
Loss on repayment of long-term debt	-	-	(5.2)
Other income (expense), net	1.8	4.5	1.2	(3.9)	(13.3)
Interest income (expense), net	(73.8)	(75.7)	(74.9)	(75.0)	(76.2)
Earnings (loss) before income taxes and non-controlling interest	(68.4)	(71.6)	(56.7)	(146.5)	(199.1)
Income tax expense (recovery)	(54.0)	(46.6)	(28.1)	(62.0)	(75.8)
Net earnings (loss) before non-controlling interest	(14.4)	(25.0)	(28.6)	(84.5)	(123.3)
Non-controlling interest	(1.5)	(0.6)	-	-	-
Net earnings (loss)	$(15.9)	$(25.6)	$(28.6)	$(84.5)	$(123.3)

1 Effective January 1, 2004, the Company adopted the new Canadian Institute of Chartered Accountants Section 1100 “Generally Accepted Accounting Principles” (“GAAP”) recommendations which defines use of alternative sources of Canadian GAAP when a matter is not explicitly addressed by primary sources of Canadian GAAP. Historically, the Company recorded distribution costs as a deduction from sales. The Company now relies on the alternate source of Canadian GAAP and records distribution costs as operating expenses. As a result, distribution costs have been reclassified from “Sales” to “Cost of sales”.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Audited and in millions of dollars)

	Years ended December 31,
	2006	2005	2004	2003	2002
Cash provided (used) by:
Operations
Net earnings (loss)	$(15.9)	$(25.6)	$(28.6)	$(84.5)	$(123.3)
Items not requiring (providing) cash
Amortization	183.7	180.3	184.1	189.9	178.5
Impairment loss on property, plant and equipment	23.4
Future income taxes	(56.1)	(51.6)	(31.3)	(67.9)	(91.5)
Increase in other long-term obligations	40.5	24.7	23.5	17.5	19.8
Foreign exchange loss (gain) on translation of long-term debt	0.3	(24.7)	(53.5)	(58.2)	(12.3)
Non-controlling interest	1.5	0.6	-	-	-
Write-down of property, plant and equipment	-	-	-	14.2	-
Loss on sale of Mackenzie pulp operations	-	-	-	-	-
Write-off of deferred financing costs	-	-	-	-	15.8
Loss on repayment of long-term debt	-	-	5.2	-	-
Other	(7.4)	0.8	(10.5)	(10.9)	(7.6)
	170.0	104.5	88.9	0.1	(20.6)
Changes in non-cash working capital	(8.6)	(11.5)	(24.4)	22.4	25.8
Cash flows provided by operations	161.4	93.0	64.5	22.5	5.2
Investing
Acquisition of paper recycling business	-	-	-	(32.1)	-
Additions to property, plant and equipment	(93.2)	(95.2)	(68.0)	(81.4)	(82.2)
Proceeds from sale of marketable securities	-	-	-	-	39.2
Proceeds from sale of property, plant and equipment	3.5	3.5	0.5	0.4	1.5
Proceeds from termination of interest rate swaps	-	-	-	15.9	3.4
Purchase price adjustment	4.3	-	26.6	-	-
Decrease (increase) in other assets	(0.4)	(1.3)	(0.9)	1.1	(4.4)
Cash flows used by investing activities	(85.8)	(93.0)	(41.8)	(96.1)	(42.5)
Financing
Issue of common shares, net of share issue costs	-	-	-	(0.1)	208.1
Increase (decrease) in revolving loan	(6.5)	6.4	(12.5)	(105.7)	119.1
Issue of long-term debt	-	-	333.1	212.7	-
Repayment of long-term debt	-	-	(266.1)	-	(386.7)
Premium and expenses on repayment of long-term debt	-	-	(15.0)	-	-
Decrease in other long-term obligations	(33.6)	(32.5)	(30.0)	(27.7)	(8.0)
Deferred financing costs	-	0.1	(6.2)	(5.6)	-
Cash flows provided (used) by financing activities	(40.1)	(26.0)	3.3	73.6	(67.5)
Net increase (decrease) in cash and cash equivalents	35.5	(26.0)	26.0	-	(104.8)
Cash and cash equivalents at beginning of year	-	26.0	-	-	104.8
Cash and cash equivalents at end of year	$35.5	$-	$26.0	$-	$-

CONSOLIDATED BALANCE SHEETS

(Audited and in millions of dollars)

	As at December 31,
	2006	2005	2004	2003	2002
Assets Current assets
Cash and cash equivalents	$35.5	$-	$26.0	$-	$-
Accounts receivable	277.9	246.7	236.8	238.2	279.1
Inventories	245.0	245.7	258.1	235.9	242.7
Prepaids and other	15.4	24.1	24.6	21.9	9.2
	573.8	516.5	545.5	496.0	531.0
Property, plant and equipment	2,023.1	2,139.3	2,172.9	2,290.2	2,326.6
Other assets	40.8	40.1	27.5	30.2	39.5
	$2,637.7	$2,695.9	$2,745.9	$2,816.4	$2,897.1
Liabilities Current liabilities
Accounts payable and accrued liabilities	$293.3	$279.4	$285.5	$267.3	$303.7
Long-term debt	854.5	861.9	823.6	845.8	886.2
Other long-term obligations	214.7	209.7	233.6	249.8	177.0
Future income taxes/deferred credits	269.4	325.2	360.4	384.3	405.5
	1,631.9	1,676.2	1,703.1	1,747.2	1,772.4
Shareholders’ equity
Share capital	913.6	913.6	913.6	913.6	884.6
Contributed surplus	9.3	7.3	4.8	-	-
Retained earnings	82.9	98.8	124.4	155.6	240.1
	1,005.8	1,019.7	1,042.8	1,069.2	1,124.7
	$2,637.7	$2,695.9	$2,745.9	$2,816.4	$2,897.1

OTHER FINANCIAL AND OPERATION INFORMATION
(In millions of dollars, except where otherwise stated))

	Years ended December 31,
	2006	2005	2004	2003	2002
Selected financial information
EBITDA[1]	$211.0	$155.2	$152.8	$78.3	$56.6
EBITDA margin[2]	11.2%	8.5%	8.1%	4.3%	3.3%
Weighted average common shares outstanding (in millions)	214.6	214.6	214.6	206.6	193.4
Basic and diluted earnings (loss) per share (in dollars)	$(0.07)	$(0.12)	$(0.13)	$(0.41)	$(0.64)
Working capital[3]	$280.3	$237.1	$260.0	$228.7	$227.3
Current assets to current liabilities[3]	1.95	1.85	1.91	1.75	1.75
Total debt to total capitalization[4,5]	46%	46%	44%	44%	44%
Net debt to net capitalization[6,7]	45%	46%	43%	44%	44%
Common shares outstanding at end of year (in millions)	214.6	214.6	214.6	214.6	205.9
Book value per share (in dollars)	$4.69	$4.75	$4.86	$4.98	$5.46
Share prices
High	$3.60	$4.26	$4.95	$6.06	$7.70
Low	2.40	2.40	3.30	2.93	4.65
Close	3.55	3.07	3.77	4.17	5.45
Benchmark prices[8]
SC-A paper, 35 lb. (US$ per ton)	$788	$769	$713	$675	$669
LWC paper, No. 5, 40 lb. (US$ per ton)	836	847	726	688	678
Telephone directory paper, 22.1 lb. (US$ per ton)	721	675	650	654	695
Newsprint 48.8 gsm, average West Coast delivery (US$ per tonne).	649	600	544	493	456
NBSK pulp, Northern Europe delivery (US$ per tonne)	681	611	618	525	458
White-top linerboard, 42 lb., Eastern U.S. delivery (US$ per tonne)	673	608	591	547	570
Sales (000 tonnes)[9]
Specialty paper	990	943	994	967	848
Newsprint	699	707	755	769	750
Pulp	626	603	528	539	493

[1]	EBITDA is a non-GAAP measure. Refer to the “Non-GAAP Measures” section in Management’s Discussion and Analysis.
[2]	EBITDA margin is defined as EBITDA as a percentage of sales.
[3]	Working capital and current assets to current liabilities, for these purposes, exclude current portion of long-term debt.
[4]	Total debt comprises long-term debt, including current portion.
[5]	Total capitalization comprises total debt and shareholders’ equity.
[6]	Net debt comprises total debt less cash on hand.
[7]	Net capitalization comprises net debt and shareholders’ equity.
[8]	Benchmark selling prices are sourced from RISI.
[9]	Effective January 1, 2006, the Company reclassified containerboard to its pulp segment from its specialty paper segment . Prior period comparatives have been reclassified to reflect this change.